[Letterhead of SkyBridge]

July 27, 2017

VIA EDGAR

Ms. Lisa Larkin
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

SkyBridge G II Fund, LLC
(File Nos. 333-174399 and 811-22561)

Dear Ms. Larkin:

SkyBridge G II Fund, LLC (the “Company”) hereby requests that the effective date of the Company’s Post-Effective Amendment No. 12 filed today (which incorporates Post-Effective Amendment No. 11 filed on June 6, 2017 on Form N-2 (listed as an EDGAR POS 8C filing)) under the Securities Act of 1933 (the “Registration Statement”) be accelerated to July 28, 2017, or as soon as possible thereafter.

We request that we be notified of such effectiveness by a telephone call to Nathan Greene of Shearman & Sterling LLP at (212) 848-4668, and that such effectiveness also be confirmed in writing.

Very truly yours,

SkyBridge G II Fund, LLC

By:	/s/ Christopher Hutt
	Name:	Christopher Hutt
	Title:	Vice President

Hastings Capital Group, LLC

By:	/s/ Jason Wright
	Name:	Jason Wright
	Title:	President